UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number:  000-27346

TRIPLE P N.V.

(Translation of registrant’s name into English)

Ir. D.S. Tuynmanweg 10,

4131 PN Vianen, The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

On October 7, 2005, Triple P N.V. (the “Company”) issued a press release regarding the Company’s intention to file a Form 15 with the Securities and Exchange Commission in order to terminate the registration of its common shares under the Securities Exchange Act of 1934, as amended, and suspend its reporting obligations thereunder.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on October 7, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.

By:	/s/ Fezi Khaleghi Yazdi
Name: Fezi Khaleghi Yazdi
Title: Chief Executive Officer

By:	/s/ Peter Blokhuis
Name: Peter Blokhuis
Title: Chief Financial Officer

Date: October 7, 2005